Exhibit 8.1

LIST OF SUBSIDIARIES OF YANZHOU COAL MINING COMPANY LIMITED

As of May 31, 2010, we owned the following subsidiaries:

Name of Subsidiary	Country of incorporation/ registration and operation
Austar Coal Mine Pty Limited	Australia
Felix Resources Limited	Australia
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	PRC
Shandong Hua Ju Energy Co., Limited	PRC
Shandong Yanmei Shipping Co., Ltd.	PRC
Shanxi Heshun Tianchi Energy Company Limited	PRC
Shanxi Tianhao Chemicals Co., Ltd.	PRC
Yancoal Australia Pty Limited	Australia
Yankuang Shanxi Nenghua Co., Ltd.	PRC
Yanmei Heze Nenghua Company Limited	PRC
Yanzhou Coal Ordos Nenghua Company Limited	PRC
Yanzhou Coal Yulin Nenghua Company Limited	PRC